Exhibit 4.3

SECOND AMENDMENT
TO
AGREEMENT OF LIMITED PARTNERSHIP
OF
AMERICAN REALTY CAPITAL RETAIL OPERATING PARTNERSHIP, L.P.

This SECOND AMENDMENT TO AGREEMENT OF LIMITED PARTNERSHIP OF AMERICAN REALTY CAPITAL RETAIL OPERATING PARTNERSHIP, L.P. (this “Amendment”), is made as of December 28, 2012 by and among American Realty Capital – Retail Centers of America, Inc., a Maryland corporation, in its capacity as the general partner (the “General Partner”) of American Realty Capital Retail Operating Partnership, L.P., a Delaware limited partnership (the “Partnership”), and American Realty Capital Retail Advisor, LLC, the initial limited partner of the partnership, a Delaware limited liability company (the “Initial Limited Partner”). Capitalized terms used but not otherwise defined in this Amendment shall have the meanings given to such terms in the Agreement of Limited Partnership of the Partnership, dated as of March 17, 2011, as amended (the “Partnership Agreement”).
RECITALS:
WHEREAS, pursuant to Section 14.1 of the Partnership Agreement, the parties hereto desire to make certain amendments to the Partnership Agreement to specially allocate depreciation deductions to the Initial Limited Partner, who has agreed to bear the economic risk of loss with respect to such depreciation;
NOW THEREFORE, in consideration of the premises made hereunder, and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

1.	Article I of the Partnership Agreement is hereby amended to insert the following new defined term in the appropriate alphabetical order:
““Net Property Gain” or “Net Property Loss” means, for each fiscal year or other applicable period, an amount equal to the Partnership’s taxable gain or loss for such year or period from Sales, including the amount of any adjustment of the Gross Asset Value of any Property which requires that the Capital Accounts of the Partners be adjusted pursuant to Sections 1.704-1(b)(2)(iv)(e), (f) and (g) of the Regulations. For these purposes, the Gross Asset Value of Property shall reflect the market capitalization of the General Partner (increased by the amount of any Partnership liabilities).”

2.
The definition of “Capital Account” in Article I of the Partnership Agreement is hereby amended by adding (a) the text “, Net Property Gain” immediately after “Net Income” in clause (a)(ii) and (b) the text “, Net Property Loss” immediately after “Net Losses” in clause (b)(ii).

3.
The definition of “Net Income” and “Net Loss” in Article I of the Partnership Agreement is hereby amended by (a) deleting the word “and” at the end of clause (e), (b) redesignating clause (f) as clause (g), and (c) inserting a new clause (f) as follows:

“(f)    by excluding Net Property Gain and Net Property Loss; and”

4.
The text “, Net Property Gain, Net Property Loss” is hereby inserted immediately after the text “Net Loss” or “Net Losses” in each of the following provisions in the Partnership Agreement: Section 6.1, Section 11.5(b), Section 11.6(d)(i), Section 12.2(c)(i) and subparagraph 4(f) of Exhibit B.

5.	Section 4.1(e) of the Partnership Agreement is hereby deleted in its entirety and the following new Section 4.1(e) is substituted in its place:
“(e)    Except as provided in Sections 4.2 and 10.5 or as otherwise may be expressly provided herein, (i) the Partners shall have no obligation to make any additional Capital Contributions or provide any additional funding to the Partnership (whether in the form of loans, repayments of loans or otherwise) and (ii) no Partner shall have any obligation to restore any deficit that may exist in its Capital Account, either upon a liquidation of the Partnership or otherwise.”

6.	Section 8.6(a) of the Partnership Agreement is hereby amended by inserting the following sentence at the end thereof:
“Notwithstanding the foregoing, the Initial Limited Partner shall not be permitted to exchange any portion of its Partnership Units pursuant to this subparagraph 8.6(a) unless and until the Initial Limited Partner does not have a deficit balance in its Capital Account.”

7.	Section 13.3 of the Partnership Agreement is hereby deleted in its entirety and the following new Section 13.3 is substituted in its place:
“13.3    Obligation to Contribute Deficit
If any Partner or the Special Limited Partner (other than the Initial Limited Partner) has a deficit balance in his, her, or its Capital Account (after giving effect to all contributions, distributions and allocations for all taxable years, including the year of liquidation occurs), such Partner and the Special Limited Partner shall have no obligation to make any contribution to the capital of the Partnership with respect to such deficit, and such deficit shall not be considered a debt owed to the Partnership or to any other Person for any purpose whatsoever. If the Initial Limited Partner has a deficit balance in its Capital Account attributable to and to the extent of the special allocation of Depreciation provided for in subparagraph 1(c)(ii) of Exhibit B (after giving effect to all contributions, distributions and allocations for all taxable years, including the year liquidation occurs), the Initial Limited Partner shall restore and contribute to the capital of the Partnership the amount necessary to restore such deficit balance to zero but not to exceed the excess of (a) the cumulative amount of Depreciation specially allocated to the Initial Limited Partner under subparagraph 1(c)(ii) of Exhibit B over (b) the cumulative chargeback allocation of Net Property Gain pursuant to subparagraph 1(c)(iii) of Exhibit B. This deficit restoration obligation is intended to comply with Section 1.704-1(b)(2)(ii)(b)(3) of the Regulations and shall be satisfied before the later to occur of (x) the end of the taxable year in which the Partnership (or the interest of the Initial Limited Partner) is liquidated, or (y) ninety (90) days after the date of the liquidation of the Partnership (or the interest of the Initial Limited Partner), which amount shall be paid to creditors of the Partnership or, if the amount contributed exceeds the amount due creditors, shall be distributed to the Partners with positive Capital Account balances.”

8.	The following text is hereby inserted immediately before paragraph 1 of Exhibit B of the Partnership Agreement:
“For purposes of this Exhibit B, the term “Partner” shall include the Special Limited Partner.”

9.	Paragraph 1 of Exhibit B of the Partnership Agreement is hereby deleted in its entirety and the following new paragraph 1 is substituted in its place:

“1.    Allocations.
(a)    Allocations of Net Income and Net Loss. Except as otherwise provided in this Agreement, after giving effect to the special allocations in subparagraph 1(c) and paragraph 2, Net Income, Net Loss and, to the extent necessary, individual items of income, gain, loss or deduction, of the Partnership for each fiscal year or other applicable period of the Partnership shall be allocated among the General Partner and Limited Partners in accordance with their respective Percentage Interests.
(b)    Allocations of Net Property Gain and Net Property Loss. Except as otherwise provided in this Agreement, after giving effect to the special allocations in subparagraphs 1(c) and paragraph 2, Net Property Gain, Net Property Loss and, to the extent necessary, individual items of income, gain, credit, loss and deduction comprising Net Property Gain and Net Property Loss of the Partnership for each fiscal year or other applicable period shall be allocated among the Partners in a manner determined in the reasonable discretion of the General Partner that will, as nearly as possible cause the Capital Account balance of each Partner at the end of such fiscal year or other applicable period to equal (i) the amount of the distributions that would be made to such Partner pursuant to Section 5.1(b) of the Agreement if the Partnership were dissolved, its affairs wound up and its assets were sold for cash equal to their Gross Asset Value, taking into account any adjustments thereto for such period, all Partnership liabilities were satisfied in full in cash according to their terms (limited with respect to each nonrecourse liability to the Gross Asset Value of the assets securing such liability), and Net Sales Proceeds (after satisfaction of such liabilities) were distributed in full in accordance with Section 5.1(b) to the Partners immediately after making such allocations, minus (ii) the sum of such Partner’s share of Partnership Minimum Gain and Partner Nonrecourse Debt Minimum Gain and the amount, if any and without duplication, that the Partner would be obligated to contribute to the capital of the Partnership, all computed immediately prior to the hypothetical sale of assets.
(c)    Special Allocations.
(i)    General Partner Gross Income Allocation. After giving effect to the special allocations in paragraph 2 but prior to any allocations under subparagraphs 1(a) or 1(b), there shall be specially allocated to the General Partner an amount of (i) first, items of Partnership income and (ii) second, items of Partnership gain during each fiscal year or other applicable period in an amount equal to the excess, if any, of (A) the cumulative distributions made to the General Partner under Section 7.3(b) of the Agreement, other than distributions which would properly be treated as “guaranteed payments” or which are attributable to the reimbursement of expenses which would properly be deductible by the Partnership, over (B) the cumulative allocations of Partnership income and gain to the General Partner under this subparagraph 1(c)(i).
(ii)    Special Allocation of Depreciation. Depreciation shall be allocated first to the Initial Limited Partner until the cumulative amount of Depreciation allocated to the Initial Limited Partner pursuant to this subparagraph 1(c)(ii) for all years equals $10,000,000.

(iii)    Special Allocation of Net Property Gain. After giving effect to the allocations in subparagraph 1(c)(i) and paragraph 2 and to the extent not previously allocated pursuant to subparagraph 2(b), but prior to any allocation under subparagraph 1(a) or 1(b), Net Property Gain shall be allocated first to the Initial Limited Partner to the extent of the cumulative amount of Depreciation allocated to the Initial Limited partner pursuant to subparagraph 1(c)(ii).
(iv)    Special Allocations Regarding the Special Limited Partner Interest. After giving effect to the special allocations in subparagraphs 1(c)(i), (ii) and (iii) and paragraph 2 but prior to any allocations under subparagraph 1(a) and 1(b), Net Income and Net Property Gain shall be allocated to the Special Limited Partner until the Special Limited Partner has received aggregate allocations of income for all fiscal years equal to the aggregate amount of distributions the Special Limited Partner is entitled to receive or has received with respect to the Special Limited Partner Interest for such fiscal year and all prior fiscal years; provided, that in the event the Special Limited Partner’s entitlement to income allocations in such fiscal year would be satisfied pursuant to the allocations set for in subparagraph 1(b), then such allocations shall be made pursuant to subparagraph 1(b) in lieu of the provisions of this clause (iv).”

10.
Subparagraph 4(a) of Exhibit B of the Partnership Agreement is hereby amended by replacing each occurrence of the text “Net Income or Net Loss” with “Net Income, Net Loss, Net Property Gain or Net Property Loss.

11.
Subparagraph 4(b) of Exhibit B of the Partnership Agreement is hereby amended by (a) inserting the text “or Net Property Gain” immediately after each occurrences of the text “Net Income” in the second sentence of such subparagraph and (b) replacing the text “Net Income and Net Loss” in the last sentence of such subparagraph with the text “Net Income, Net Loss, Net Property Gain and Net Property Loss”.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the undersigned, intending to be legally bound hereby, have duly executed this Agreement as of the date and year first aforesaid.

GENERAL PARTNER:

AMERICAN REALTY CAPITAL – RETAIL CENTERS OF AMERICA, INC.

By:     /s/ Nicholas S. Schorsch
Name:    Nicholas S. Schorsch
Title: Chairman and Chief Executive Officer

INITIAL LIMITED PARTNER:

AMERICAN REALTY CAPITAL RETAIL ADVISOR, LLC

By:     /s/ Nicholas S. Schorsch
Name:    Nicholas S. Schorsch
Title: Chief Executive Officer